UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2022

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 – 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604 661 2600

Toll-Free: 1 800 661 8851

www.methanex.com

For immediate release

December 2, 2022

METHANEX MAKES NZ$2 MILLION INVESTMENT IN NEONATAL UNIT TO SUPPORT TARANAKI, NEW ZEALAND COMMUNITY

VANCOUVER, British Columbia, December 2, 2022 (GLOBE NEWSWIRE) — Methanex Corporation (TSX:MX) (NASDAQ:MEOH), the world’s largest producer and supplier of methanol, is pleased to announce it has made a NZ$2 million investment to support the building of the new neonatal unit at Taranaki Base Hospital in New Zealand. The 10-year partnership provides funding for state-of-the-art treatment to care for the most vulnerable newborns and their families. As part of this investment, the new unit will be called The Methanex Neonatal Unit and is expected to be completed in 2025.

“We truly believe in the vision of the Taranaki Health Foundation and the neonatal unit is an area of the hospital that so many of us have had personal experience with, including members of our Methanex New Zealand team,” said Stuart McCall, Managing Director of Methanex New Zealand. “Our operation in New Zealand employs over 200 people and represents almost 10% of the Taranaki economy. Our approach is to look to our region and provide as much assistance as we can to projects that will be most beneficial to Taranaki for decades to come.”

Project Maunga Stage 2 is a $330 million project that includes the construction of a six-storey, state-of-the-art New East Wing Building that will house many of Taranaki Base Hospital’s acute clinical services, including the emergency department, intensive care unit (ICU), maternity, neonatal, laboratory and radiology services. While the government is funding the project’s redevelopment and basic vital services, the Taranakii Health Foundation is aiming to raise NZ$25 million for upgrades and enhancements across emergency, ICU, maternity, neonatal, radiography and the new Taranaki Cancer Care Centre.

“This is a tremendous gesture of generosity, and illustrates Methanex’s commitment to our region and the long-term health and wellbeing of our community,” said Adrian Sole, Taranaki Health Foundation general manager. “We want Taranaki to have a fully equipped neonatal department, and we want to make sure every newborn has the best chance of survival. Methanex’s fantastic support will help us achieve that.”

Methanex has three production facilities in Taranaki—two in Motunui and one in the Waitara Valley. Taranaki is a coastal region in New Zealand’s North Island. Locally, the region is referred to as the ‘Energy Province’ due to the significance of the oil, gas and chemical manufacturing industries within the area.

About Methanex Corporation

Methanex Corporation is the world’s largest producer and supplier of methanol to major international markets in Asia Pacific, North America, Europe, and South America. The company’s methanol production sites are located in New Zealand, the United States, Trinidad, Chile, Egypt, and Canada. Methanex is headquartered in Vancouver, Canada, and the company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the NASDAQ Global Select Market under the symbol MEOH. For more information, please visit www.methanex.com.

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For further information, contact:

Methanex Media Inquiries

Nina Ng

Manager, Global Communications

+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquiries

Sarah Herriott

Director, Investor Relations

+1-604-661-2600 or Toll Free: +1-800-661-8851

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 2, 2022	By:	/s/ KEVIN PRICE
Name: Kevin Price
Title: General Counsel & Corporate Secretary